FORM 4

    ( x )  Check this box if no longer
           subject to Section 16.  Form 4
           or Form 5 obligations may continue.
           See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940
   ____________________________________________________________________________
   1. Name and Address of Reporting Person
      Per Hakan Osvald
      c/o Autoliv, Inc.
      World Trade Center, Klarabergsviadukten 70
      S-107 24 Stockholm, Sweden

   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol
      Autoliv, Inc.                   Trading Symbol - ALV
   ____________________________________________________________________________
   3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

   ____________________________________________________________________________
   4. Statement for Month/Year
      May 1997
   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
    ( X ) DIRECTOR
    (   ) 10% OWNER
    (   ) OFFICER (GIVE TITLE BELOW)
    (   ) OTHER (SPECIFY TITLE BELOW)

_____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
    ( x ) Form filed by One Reporting Person
    (   ) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)
      Common Stock, par value $1.00 per share
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)
      May 1, 1997
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)
        K
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
        A
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
        400
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
        D
   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________



   EXPLANATION OF RESPONSES:
   On May 1, 1997, pursuant to the Combination Agreement, dated as of November 25, 1996, by and among Autoliv AB, a corporation organized under the laws of the Kingdom of Sweden ("Autoliv"), Morton International, Inc., an Indiana corporation, Autoliv, Inc., a Delaware corporation ("New Autoliv"), and ASP Merger Sub Inc., a Delaware corporation, New Autoliv conducted an exchange offer (the "Exchange Offer") for all of the issued and outstanding shares of common stock, par value Swedish kronor 10 per share, of Autoliv (the "Autoliv Common Stock") and American Depositary Shares each representing one share of Autoliv Common Stock, in return for shares of common stock, par value $1.00 per share of New Autoliv ("New Autoliv Common Stock"). In the Exchange Offer, Per Hakan Osvald received 400 shares of New Autoliv Common Stock. On April 30, 1997, Per Hakan Osvald resigned as director of New Autoliv.


   /s/ Per Hakan Osvald                         06/10/97
   **  SIGNATURE OF REPORTING PERSON            DATE

   _____________________________

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).